Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Year Ended December 31,										Three Months Ended March 31,
	2010		2011		2012		2013		2014		2015
Earnings
Income from continuing operations before provision for income taxes	$521		$484		$522		$346		$342		$168
Income from equity investees	(45)		(49)		(42)		(43)		(48)		(18)
Distributed income from equity investees	34		40		32		59		29		3
Interest and amortization of deferred finance costs	646		643		621		613		972		241
Amortization of capitalized interest	2		3		4		4		4		5
Implicit rental interest expense	60		61		66		70		108		29

Total earnings	$1,218		$1,182		$1,203		$1,049		$1,407		$428

Fixed Charges
Interest and amortization of deferred finance costs	$646		$643		$621		$613		$972		$241
Capitalized interest	11		21		24		10		10		4
Implicit rental interest expense	60		61		66		70		108		29

Total fixed charges	$717		$725		$711		$693		$1,090		$274

Ratio of earnings to fixed charges	1.70	x	1.63	x	1.69	x	1.51	x	1.29	x	1.56	x